Exhibit 4(a)
DESCRIPTION OF GLACIER BANCORP, INC.’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES
EXCHANGE ACT OF 1934
As of December 31, 2019, Glacier Bancorp, Inc. (“Glacier,” “we,” “us” or “our”) had common stock as the only class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
The statements made below include summaries of certain provisions contained in our amended and restated articles of incorporation and bylaws. This summary does not purport to be complete and is qualified in its entirety by reference to such articles of incorporation and bylaws.
General
Our authorized capital stock consists of 117,187,500 shares of common stock, $0.01 par value per share, and 1,000,000 shares of preferred stock, $0.01 par value per share. As of December 31, 2019, we had no shares of preferred stock issued. To date, we have never issued any shares of preferred stock. Our board of directors is authorized, without further shareholder action, to issue preferred stock shares with such designations, preferences and rights as the board of directors may determine.
Our common stock is listed for trading on The NASDAQ Global Select Market under the symbol “GBCI.”
Our shareholders do not have preemptive rights to subscribe to any additional securities that may be issued. Each share of our common stock has the same relative rights and is identical in all respects to every other share of our common stock. If Glacier is liquidated, the holders of our common stock are entitled to share, on a pro rata basis, our remaining assets after provision for liabilities.
Dividend Rights
Dividends may be paid on our common stock as and when declared by our board of directors out of funds legally available for the payment of dividends. Our board of directors may issue preferred stock that is entitled to such dividend rights as the board of directors may determine, including priority over the common stock in the payment of dividends.
Voting Rights
All voting rights are currently vested in the holders of our common stock, with each share being entitled to one vote.
Our articles provide that shareholders do not have cumulative voting rights in the election of directors.

Exhibit 4(a)
Required Vote for Authorization of Certain Actions
 In accordance with the Montana Business Corporation Act (“MBCA”), a two-thirds vote is generally required for approval of mergers or share exchanges, except as otherwise provided in our articles of incorporation (see “Potential ‘Anti-Takeover’ Provisions,” below).
Potential “Anti-Takeover” Provisions
Our articles contain a provision requiring that specified transactions with an “Interested Shareholder” be approved by 80% of the voting power of the then outstanding shares unless it is (i) approved by our board of directors, or (ii) certain price and procedural requirements are satisfied. An “Interested Shareholder” is generally defined to include (i) the beneficial owner of more than 10% or more of Glacier’s then-outstanding voting stock, or (ii) an Affiliate of Glacier (as defined in Rule 12b-2 under the Securities Exchange Act of 1934) and at any time within the preceding five-year period was the beneficial owner of 10% 0or more of the voting power of the then – outstanding common stock.